EXHIBIT 99.1

COMMSCOPE, INC. FORWARD-LOOKING INFORMATION

The Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws provide a “safe harbor” for forward-looking statements.  Our Form 10-K for the year ended December 31, 2004, our Annual Report to Stockholders, any Form 10-Q or Form 8-K of ours, or any other oral or written statements made by us or on our behalf, may include forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements are identified by the use of such terms and phrases as “intends,” “intend,” “intended,” “goal,” “estimate,” “estimates,” “expects,” “expect,” “expected,” “project,” “projects,” “projected,” “projections,” “plans,” “anticipates,” “anticipated,” “should,” “think,” “thinks,” “designed to,” “foreseeable future,” “believe,” “believes,” “scheduled” and similar expressions. This list of indicative terms and phrases is not intended to be all-inclusive.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We do not intend, and are not undertaking any duty or obligation, to update any forward-looking statements to reflect developments or information obtained after the date of this Exhibit 99.1.

Our actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to (a) the general political, military, economic and competitive conditions in the United States and other markets where we operate; (b) changes in capital availability or costs, such as changes in interest rates, market perceptions of the industry in which we operate, security ratings or general stock market fluctuations; (c)  workforce factors; (d) authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board, the Public Company Accounting Oversight Board and the Securities and Exchange Commission (“SEC”); (e) the impact of corporate governance, accounting and securities law reforms by the United States Congress, the SEC and the New York Stock Exchange; (f) risks related to production and inventory, including warranty costs, obsolescence charges, excess capacity and material and labor costs; and (g) the factors set forth below.

We may fail to realize the anticipated benefits of our acquisition of Connectivity Solutions because of the challenges of integrating and operating the Connectivity Solutions business.

On January 31, 2004, we acquired substantially all of the assets and assumed certain specified liabilities of the Connectivity Solutions business (“Connectivity Solutions”) of Avaya Inc. (“Avaya”). Although we expect to realize strategic, operational and financial benefits as a result of the Connectivity Solutions acquisition, we cannot predict whether and to what extent such benefits will be achieved. There are significant challenges to integrating the Connectivity Solutions operations into our business, including, but not limited to:

•                  successfully managing the operations, manufacturing facilities and technology of Connectivity Solutions;

•                  maintaining and increasing the customer base for Connectivity Solutions products;

•                  successfully marketing and selling two potentially competing local area network (“LAN”) products;

•                  integrating management information, inventory, accounting and sales systems of CommScope and Connectivity Solutions; and

•                  addressing significant operating losses related to certain product lines.

The Connectivity Solutions acquisition is significant to us in size and range of product offerings and we have not previously had comparable experience integrating operations as substantial and geographically diverse as those of Connectivity Solutions. As a result of this acquisition, we now have subsidiaries or representative branch offices in numerous foreign countries, subjecting us to diverse foreign laws and regulations.

In connection with our acquisition of Connectivity Solutions, our wholly-owned subsidiary Connectivity Solutions Manufacturing, Inc. (“CSMI”) assumed a collective bargaining agreement, with applicable modifications, effective January 31, 2004 with the International Brotherhood of Electrical Workers. This agreement expires on May 31, 2006.  Disputes under this agreement, our inability to successfully negotiate future agreements or attempts to organize our non-union employees could result in disruption of our operations and higher ongoing labor costs.  Prior to the Connectivity Solutions acquisition, none of our domestic employees were subject to a collective bargaining agreement.

Also, in connection with the Connectivity Solutions acquisition, we assumed underfunded pension and retiree medical plan liabilities for U.S. represented employees of CSMI.  Declines in equity and/or fixed income markets could decrease the value of plan assets and further increase the unfunded amount of our obligations under these plans, resulting in increased costs and funding requirements and the possibility of having to establish a minimum pension liability and record a charge to accumulated other comprehensive income/loss.

During October 2004, CSMI began implementation of an organizational and cost reduction initiative at its Omaha, Nebraska facility designed to improve the competitive position of its operations (the “October Initiative”). This October Initiative was substantially completed by June 30, 2005. As a result of this October Initiative, we recognized pretax restructuring charges of $14.2 million and $3.7 million during the fourth quarter of 2004 and the nine months ended September 30, 2005, respectively.

Our failure to successfully integrate and operate the Connectivity Solutions business and to realize the anticipated benefits of the acquisition and subsequent cost reduction initiatives, including the October Initiative, could adversely impact our operating performance and financial results.

The historical financial information of Connectivity Solutions is not necessarily indicative of the future financial condition or performance of the Connectivity Solutions business subsequent to the acquisition.

The historical financial information of Connectivity Solutions as a division of Avaya differs from the future financial condition and performance of the Connectivity Solutions business subsequent to the acquisition because, among other reasons:

•                  the Connectivity Solutions financial statements include assets and liabilities that were not acquired or assumed by us;

•                  the Connectivity Solutions financial statements include an allocation of corporate overhead from Avaya which would not be applicable after the acquisition;

•                  the financial information does not reflect anticipated transaction costs or expected synergies resulting from the acquisition;

•                  the financial results of Connectivity Solutions may not be indicative of the actual results of the Connectivity Solutions business when operated as a part of our company; and

•                  Connectivity Solutions’ balance sheet as of September 30, 2003 does not reflect the current market value of the assets acquired as of January 31, 2004.

Accordingly, the historical financial information of the Connectivity Solutions business as a division of Avaya should not be relied upon as being indicative of the future financial condition or performance of the Connectivity Solutions business subsequent to the acquisition.

The pro forma financial information of CommScope and Connectivity Solutions is not necessarily indicative of the future financial condition or performance of the combined businesses.

The pro forma financial information of CommScope with respect to the acquisition of Connectivity Solutions that is included in our SEC filings is intended to provide information regarding how CommScope might have looked if the acquisition had occurred as of the dates indicated in such information. The amounts for the Connectivity Solutions business of Avaya included in this pro forma information for periods in the year ended December 31, 2003 and the month of January 2004 are based on the historical results of the Connectivity Solutions business as a division of Avaya, however, and therefore may not be indicative of the actual results of the Connectivity Solutions business when operated as part of CommScope going forward. Moreover, the pro forma information does not reflect all of the changes that may result from the acquisition, including, but not limited to, those arising from challenges of transition, integration and restructuring associated with the transaction; challenges of achieving anticipated synergies; ability to retain qualified employees and existing business alliances; maintaining satisfactory relationships with represented employees; and customer demand for Connectivity Solutions products. The pro forma adjustments represent management’s best estimates based on information available at the time the pro forma information was prepared and may differ from the adjustments that may actually have been required. Accordingly, the pro forma financial information should not be relied upon as being indicative of the historical results that would have been realized had the acquisition occurred as of the dates indicated or that may be achieved in the future.

Our failure to successfully implement our global manufacturing initiatives could materially affect our profitability.

During September 2005, we began implementation of global manufacturing initiatives designed to reduce costs by improving manufacturing efficiency and to improve our long-term competitive position.  The implementation of these initiatives includes significant shifts of production capacity among facilities.

There are significant risks inherent in the implementation of these initiatives, including but not limited to ensuring that there is adequate production capacity to meet customer demand while capacity is being shifted among facilities, no decrease in product quality occurs as a result of shifting capacity, adequate raw material and other service providers are available to meet the needs at the new production locations, equipment can be successfully removed, transported and reinstalled and that adequate supervisory, production and support personnel are available to accommodate the shifted production.

In the event that our global manufacturing initiatives are not successfully implemented, we could experience lost future sales and increased operating costs as well as customer relations problems, which could have a material adverse effect on our results of operations.

Our dependence on commodities subjects us to price fluctuations and potential availability constraints which could materially adversely affect our profitability.

Our profitability may be materially affected by changes in the market price and availability of certain raw materials, most of which are linked to the commodity markets. The principal raw materials we purchase are plastics and other polymers, copper, steel, fabricated aluminum and optical fiber. Polymers are used to insulate and protect cables, and fabricated aluminum, copper and steel are used in the production of coaxial and twisted pair cables. Prices for copper, fluoropolymers and certain other polymers, derived from oil and natural gas, have increased substantially over the last twelve months and there have been supply disruptions as a result of the hurricanes affecting the southern United States. As a result, we have significantly increased our prices for certain products and may have to increase prices again in the future. Delays in implementing price increases and our inability to achieve market acceptance of future price increases could have a material impact on the results of our operations.

Our sales and profitability could be adversely affected by a reduction in capital spending in the cable television and telecommunications industries.

A substantial portion of sales of our Broadband segment products have come from sales of communications cable products to the cable television industry. Demand for such communications cable products depends primarily on capital spending by cable television system operators for maintaining, constructing, rebuilding or upgrading their systems. Capital spending in the cable television and telecommunications industries is cyclical. The amount of this capital spending, and, therefore, our sales and profitability, will be affected by a variety of factors, including, without limitation:

•                  general economic conditions;

•                  availability and cost of capital;

•                  changes in ownership of cable television operators;

•                  cable system consolidation within the industry;

•                  the financial condition of domestic and international cable television operators and their access to financing;

•                  competition from satellite and wireless television providers and telephone companies;

•                  technological developments;

•                  levels of network maintenance spending; and

•                  new legislation and regulation of cable television operators.

In recent years, cable television capital spending has been volatile and has experienced some substantial declines and we expect ongoing volatility in the near term. We cannot assure you that cable television capital spending will not decrease in the future or when, if at all, it will increase. Lack of demand could increase competition for existing customers and negatively affect pricing. In addition, if we are unable to adequately manage our costs in response to reduced demand for our products, there could be a material adverse effect on our profitability.

The sales and profitability of Connectivity Solutions could be adversely affected by a reduction in capital spending in the corporate information technology sector as well as in the telecommunications industry.

The majority of Connectivity Solutions sales have been derived from corporate information technology spending by global enterprises. In recent years, global enterprises reduced their information technology capital spending in light of, and to a greater extent than, the overall decline in the economy. In addition, a significant portion of the sales of Connectivity Solutions historically were derived from capital spending by telecommunications service providers. These telecommunications customers have greatly reduced their spending on communications equipment, as demand for products in the telecommunications equipment market remains at historically low levels due to general economic conditions and over-capacity in segments of the telecommunications industry. If capital spending levels in the corporate information technology sector and in the telecommunications industry continue to decline and/or do not increase, the sales and profitability of our Enterprise and Carrier segments will be adversely affected.

Our communications cable customers are subject to significant government regulation that could materially adversely affect our business.

In recent years, cable television capital spending has been affected by new legislation and regulation on the federal, state and local level. Many aspects of government regulation are currently the subject of judicial proceedings and administrative or legislative proposals. The Federal Communications Commission is continuing its implementation of the Telecommunications Act of 1996, referred to herein as the “Telecom Act” which, when fully implemented, may significantly impact the communications industry and alter federal, state and local laws and regulations regarding the provision of cable, internet and telephony services. The Telecom Act eliminates substantially all restrictions on the entry of telephone companies and certain public utilities into the cable television business. Telephone companies may now enter the cable television business as traditional cable operators, common carrier conduits for programming supplied by others, operators of wireless distribution systems or hybrid common carrier/cable operator providers of programming on so-called “open video systems.” The economic impact of the Telecom Act, ongoing litigation in this regard, other recent federal legislation and the rules implementing these laws on the cable television industry and, therefore, on our business, is still uncertain.

The loss of one or more of our principal customers, distributors, system integrators or value-added resellers could materially adversely affect us.

Although the domestic cable television industry is comprised of thousands of cable systems, a small number of cable television operators own a majority of cable television systems and account for a majority of the capital expenditures made by cable television operators. Although we sell to a wide variety of customers dispersed across many different geographic areas, sales to the five largest domestic broadband service providers represented approximately 18% of our consolidated net sales for the nine months ended September 30, 2005. Accordingly, the loss of one or more of our principal communications cable customers could have a material adverse effect on our results of operations and financial condition.

We distribute enterprise products and certain other products through a worldwide network of more than 2,000 distributors, system integrators and value-added resellers. For the nine months ended September 30, 2005, sales of such products to the top three distributors, system integrators and value-added resellers represented approximately 44% of our consolidated net sales. In particular, Anixter International Inc. and affiliates accounted for approximately 33% of our consolidated net sales during the nine months ended September 30, 2005. The loss of one or more of our principal distributors, system integrators or value-added resellers could have a material adverse effect on our results of operations. Several of our significant distributor agreements expire by their terms at the end of 2005, and our failure to renegotiate new distributor agreements with any one or more of our principal distributors could have a material adverse effect on our results of operations.  In addition, selling products through distributors has associated risks, including, without limitation, that sales can be negatively affected on a short-term basis as a result of changes in inventory levels maintained by distributors; these inventory changes may be unrelated to the purchasing trends by the ultimate customer.

Consolidation among our major customers could materially adversely affect our business.

The telecommunications industry has experienced the consolidation of many industry participants and this trend is expected to continue. In November, 2002, AT&T Broadband, the largest domestic multiple system operator and one of our significant customers, merged with Comcast Corporation to form a new company named Comcast Corporation, creating a concentration for us in the new merged entity. Mergers have recently been announced and/or closed between Nextel Communications, Inc. and Sprint Corporation; SBC Communications, Inc. and AT&T Corp.; and MCI, Inc. and Verizon Communications Inc.  A sale of substantially all of the assets of Adelphia Communications Corporation to Time Warner Inc. and Comcast Corporation has been announced.

Consolidations in the telecommunications industry could result in delays in purchasing decisions by the merged businesses, and we could play either a greater or lesser role in supplying products to the merged entity. These purchasing decisions of the merged companies could have a material adverse effect on our business. Because CommScope sells certain products directly or indirectly to a very small group of telecommunications service providers, primarily the former Bell operating companies and their extended supply chain, consolidation of providers or the loss of access to their product portfolios could have a material adverse effect on our business and financial condition. In addition, we cannot determine whether or to what extent future potential regional clustering of cable systems and subscribers will delay expected cable spending or negatively impact our sales volumes or profits.

The financial condition of some of our major communications cable customers has deteriorated, which has resulted in write-offs and increased our credit risk.

Some of our major communications cable customers have experienced financial difficulties as a result of weakness in the telecommunications industry or for other reasons in the past few years.

One of our significant communications cable customers, Adelphia, filed for Chapter 11 debtor-in-possession reorganization on June 25, 2002. During 2002, we wrote off $21.4 million of Adelphia receivables, which we sold in 2003. We have continued to do business with Adelphia during its Chapter 11 reorganization, but we do not expect a significant recovery of business with Adelphia in the near term.

If the weakness in the telecommunications industry continues, or if conditions deteriorate further, or for other reasons, our customers may experience financial difficulties, become subject to government investigation or file with the courts seeking protection under the applicable bankruptcy or reorganization laws. Upon the financial failure of a customer, we may experience losses as a result of our inability to collect, in a timely manner or at all, the accounts receivable outstanding to such customer, as well as the loss of such customer’s ongoing business. If our customers fail to meet their payment obligations to us, we could experience reduced cash flows and losses in excess of amounts reserved.

Although we believe that our existing goodwill and other intangible assets are not currently impaired, we may incur impairment charges related to these assets in the future.

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” requires the use of a nonamortization approach to account for purchased goodwill and other intangible assets with indefinite lives and also requires that such assets be tested for impairment annually at the same time each year and on an interim basis when events or circumstances change. We elected to perform our annual impairment test as of August 31. We completed our most recent annual impairment tests as of August 31, 2005 and believe that goodwill and other intangible assets with indefinite lives were not impaired as of this date.

Existing goodwill, which totaled approximately $151 million as of September 30, 2005, arose from previous acquisitions accounted for under the purchase method of accounting. In connection with the acquisition of Connectivity Solutions, we recognized an intangible asset of approximately $12 million for trademarks which was determined to have an indefinite life. If the current weakness in the telecommunications industry is prolonged or further deteriorates, we cannot assure you that future tests will not result in impairment of existing goodwill and other intangible assets with indefinite lives or that potential future impairment will not materially adversely affect our results of operations and financial position.

We have recognized restructuring charges and impairment charges for fixed assets and may need to do so again in the future.

As a result of the global manufacturing initiatives and the October Initiative at the CSMI Omaha, Nebraska facility, we have recognized restructuring charges that included pretax impairment charges of $17.0 million and $6.8 million which were recognized in the nine months ended September 30, 2005 and the fourth quarter of 2004, respectively.

Long-lived assets must be tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Due to the difficult business environment in telecommunications and the continuing decline in demand for certain of our products, we recognized impairment charges of $31.7 million during the second quarter of 2003 primarily related to our broadband cable manufacturing assets. We previously recognized impairment charges of $25.1 million during the third quarter of 2002 primarily related to fixed assets used in the manufacture of our wireless, fiber optic cable and other telecommunications products. These impairment charges represented approximately 17% and 11% of our total net property, plant and equipment as of June 30, 2003 and September 30, 2002, respectively.

Utilization in our facilities is subject to change based on customer demand. We currently have excess capacity in our worldwide manufacturing operations and can give no assurances that we will not continue to have excess manufacturing capacity over the long-term. If the current weakness in the telecommunications industry is prolonged or further deteriorates or we further realign our manufacturing operations, we cannot assure you that future tests will not result in additional impairment of long-lived assets and that potential future impairment of long-lived assets will not materially adversely affect our results of operations and financial position.

Our failure to introduce new products successfully, and changes in technology, could materially adversely affect us.

Many of our markets are characterized by advances in information processing and communications capabilities which require increased transmission speeds and greater capacity, or “bandwidth,” for carrying information. These advances require ongoing improvements in the capabilities of wire and cable products. We believe that our future success will depend in part upon our ability to enhance existing products and to develop and manufacture new products that meet or anticipate these changes. The failure to introduce successful new or enhanced products on a timely and cost-competitive basis or the inability to continue to market existing products on a cost-competitive basis could materially adversely affect our results of operations and financial condition.

Fiber optic technology presents a potential substitute for some of the communications cable products we sell. A significant decrease in the cost of fiber optic systems could make these systems superior on a price/performance basis to copper systems. A significant decrease in the cost of fiber optic systems would reasonably be expected to have a materially adverse effect on our coaxial cable sales.

The communications cable industry is highly competitive globally and rapid technological change may lead to further competition.

Our coaxial, fiber optic and electronic cable products compete with those of a substantial number of foreign and domestic companies, some of which have greater resources (financial or otherwise), or lower operating costs, than we have. The rapid technological changes occurring in the telecommunications industry could lead to the entry of new competitors. Existing competitors’ actions, such as price reductions, use of Internet auctions or introduction of new innovative products, and new entrants may have a material adverse impact on our sales and profitability. We cannot assure you that we will continue to compete successfully with our existing competitors or that we will be able to compete successfully with new competitors.

Difficulties with our key suppliers could materially adversely affect us.

For certain of our raw material purchases, including fluorinated ethylene propylene (“FEP”), copper rods, fine aluminum wire, steel and optical fiber, we are dependant on key suppliers.

FEP is the primary raw material used throughout the industry for producing flame-retarding cables for LAN applications. There are few worldwide producers of FEP and market supplies have been periodically limited over the past several years. Availability of adequate supplies of FEP will be critical to future LAN cable sales growth. If FEP is not available in adequate quantities on acceptable terms, our results of operations and financial condition could be materially adversely affected.

We internally produce a significant portion of our requirements for fine aluminum wire, which is available externally from only a limited number of suppliers. Our failure to manufacture or adequately expand our internal production of fine aluminum wire, and/or our inability to obtain these materials from other sources in adequate quantities on acceptable terms, could have a material adverse effect on our results of operations and financial condition.

Optical fiber is a primary material used for making fiber optic cables. There are few worldwide suppliers of these premium optical fibers. Availability of adequate supplies of premium optical fibers will be critical to future fiber optic cable sales growth. We believe that our optical fiber supply arrangements with two suppliers address concerns about the continuing availability of these materials to us, although there can be no assurance of this.

Our key suppliers could experience financial difficulties, or there may be global shortages of the raw materials we use, and our inability to find sources of supply on reasonable terms could materially adversely affect our ability to manufacture products in a cost-effective way.

Because of our vertical integration of supply and production of some products, a disruption or failure at one of our manufacturing facilities could materially adversely affect our ability to manufacture products at other manufacturing facilities in a cost-effective and timely manner.

We internally produce a significant portion of some of the components used in our finished products, including bimetallic center conductors, braided core and fine aluminum wire, at certain of our manufacturing facilities. Disruption of our ability to produce at or distribute from these facilities due to failure of our technology, fire, electrical outage, natural disaster, acts of terrorism, shipping interruptions or some other catastrophic event could materially adversely affect our ability to manufacture products at our other manufacturing facilities in a cost-effective and timely manner.

If our products or components purchased from our suppliers experience performance issues, our business will suffer.

Our business depends on our producing excellent products of consistently high quality. To this end, our products, including components and raw materials purchased from our suppliers and completed goods purchased for resale, are rigorously tested for quality both by us and our customers. Nevertheless, our products are highly complex and our customers’ testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems unforeseeable in testing), our products and components and raw materials purchased from our suppliers may fail to perform as expected. Performance issues could result from faulty design or problems in manufacturing. We have experienced such performance issues in the past and remain exposed to such performance issues. In some cases, recall of some or all affected products, product redesigns or additional capital equipment may be required to correct a defect. In addition, we warrant certain products for periods ranging from one to twenty-five years from the date of sale, depending upon the product subject to the warranty. In particular, we warrant the operation of our SYSTIMAX products for a period of 20 years from installation. In some cases, we indemnify our customers against damages or losses that might arise from certain claims relating to our products.  Although historical warranty and indemnity claims have not been significant, we cannot assure you that future claims will not have a material adverse effect on our results of operations and financial position. Any significant or systemic product failure could also result in lost future sales of the affected product and other products, as well as customer relations problems.

Our business is subject to the economic uncertainties and political risks of making and selling our products in foreign countries.

With the acquisition of Connectivity Solutions, we have significantly increased our international manufacturing operations and international sales. For the nine months ended September 30, 2005, international sales represented approximately 33% of our net sales. Our international sales, manufacturing and distribution operations are subject to the risks inherent in operating abroad, including risks with respect to currency exchange rates, economic and political destabilization, restrictive actions by foreign governments, nationalizations, the laws and policies of the United States affecting trade, foreign investment and loans, foreign tax laws, compliance with local laws and regulations, armed conflict, war, terrorism and major health concerns (such as infectious diseases).

Compliance with domestic and foreign environmental laws and potential environmental liabilities may materially adversely impact our financial position.

We are subject to various federal, state, local and foreign environmental laws and regulations governing, among other things, discharges to air and water, management of hazardous substances, handling and disposal of solid and hazardous waste, and investigation and remediation of hazardous substance contamination. Because of the nature of our business, we have incurred and will continue to incur costs relating to compliance with these environmental laws and regulations. Compliance with current laws and regulations has not had and is not expected to have a material adverse effect on our financial condition. However, new laws and regulations, including those regulating the types of substances allowable in certain of our products, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation or discharge requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our financial condition and results of operations.  For example, the European Union has issued new directives relating to hazardous substances contained in electrical and electronic equipment and the disposal of waste electrical and electronic equipment.  If we are unable to comply with these, and similar laws in other jurisdictions, it could have a material adverse effect on our financial condition and results of operations.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, current or former owners or operators of a contaminated property, as well as companies that generated, disposed of, or arranged for the disposal of hazardous substances at a contaminated property can be held jointly and severally liable for the costs of investigation and remediation of the contaminated property, regardless of fault. Our present and past facilities have been in operation for many years and over that time, in the course of those operations, these facilities have used substances or generated and disposed of wastes which are or might be considered hazardous. We have been indemnified by prior owners and operators of certain of these facilities for costs of investigation and/or remediation, but there can be no assurance that we will not ultimately be liable for some or all of these costs. Therefore, it is possible that environmental liabilities may arise in the future which we cannot now predict.

Although we believe cash from operations and availability under our senior secured credit facility provide adequate resources to fund ongoing operating requirements, we may be limited in our ability to obtain additional capital on commercially reasonable terms.

Although we believe cash from operations and availability under our senior secured revolving credit facility provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively. Our public debt ratings affect our ability to raise capital and the cost of that capital. Future downgrades of our debt ratings may increase our borrowing costs and affect our ability to access the equity capital markets on terms and in amounts that would be satisfactory to us.

Our indebtedness could restrict our operations, make us more vulnerable to adverse economic conditions and make it more difficult to invest in our business.

Our current and future indebtedness could have important consequences. For example, it could:

•                  impair our ability to obtain additional financing in the future;

•                  reduce funds available to us for other purposes, including working capital, capital expenditures, research and development, strategic acquisitions and other general corporate purposes;

•                  restrict our ability to introduce new products or exploit business opportunities;

•                  increase our vulnerability to economic downturns and competitive pressures in the industry we operate in;

•                  increase our vulnerability to interest rate increases to the extent variable-rate debt is not effectively hedged;

•                  limit, including as a result of the financial and other restrictive covenants in that indebtedness, our ability to dispose of assets or borrow additional funds; and

•                  place us at a competitive disadvantage.

We may incur additional indebtedness in the future under the revolving credit facility that is part of our senior secured credit facility, through future debt issuances, assumption of liabilities in connection with future acquisitions or otherwise.

A significant uninsured loss or a loss in excess of our insurance coverage could materially adversely affect our financial condition.

We maintain insurance covering normal business operations, including fire, property and casualty protection that we believe is adequate. We do not generally carry insurance covering wars, acts of terrorism, earthquakes or other similar catastrophic events. Because insurance has generally become more expensive, we may not be able to obtain adequate insurance coverage on financially reasonable terms. A significant uninsured loss or a loss in excess of our insurance coverage could materially adversely affect our financial condition.

We have in the past reduced the size of our workforce and may need to do so again in the future.

In response to the level of business and outlook for future business, in recent years we have reduced the size of our workforce. During 2002 and 2003, we reduced our workforce by a total of approximately 350 employees and recorded pretax charges related to these workforce reductions of approximately $2.5 million for employee termination benefits during 2002. During the first quarter of 2004, we reduced our Connectivity Solutions segment workforce by 45 employees and recorded net pretax charges related to these workforce reductions of approximately $1.3 million for employee termination benefits. As a result of the October Initiative at CSMI’s Omaha, Nebraska facility, we incurred pretax charges of $5.9 million related to employee severance costs, which were included in the fourth quarter 2004 restructuring charge. This charge was reduced by releasing $1.5 million of the reserve in the nine months ended September 30, 2005 as a result of fewer reductions in personnel under the initiative than we originally projected, primarily due to higher than anticipated levels of business volume.  As a result of our global manufacturing initiatives, we incurred pretax charges of $1.0 million for employee termination benefits during the three months ended September 30, 2005 and anticipate additional employee-related costs of $9 to $11 million.  If we reduce our expectations for future business or further realign our manufacturing operations, we may again reduce our workforce and incur restructuring charges.

We may experience difficulties in obtaining or protecting intellectual property.

We may encounter difficulties, costs or risks in protecting our intellectual property rights or obtaining rights to additional intellectual property to permit us to continue or expand our business. Other companies, including some of our largest competitors, hold intellectual property rights in our industry and the intellectual property rights of others could inhibit our ability to introduce new products in our field of operations unless we secure licenses on commercially reasonable terms, as such are needed.

In addition, we have been required and may be required in the future to initiate litigation in order to enforce any patents issued or licensed to us or to determine the scope and/or validity of a third party’s patent or other proprietary rights. We also have been and may in the future be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could subject us to significant liabilities or require us to cease using proprietary third party technology and, consequently, could have a material adverse effect on our results of operations and financial condition.

We may experience significant variability in our effective income tax rate.

Our acquisition of Connectivity Solutions significantly expanded our international activities in jurisdictions with differing tax rates. Variability in the profitability of domestic and international activities may significantly impact our effective income tax rate. A significant increase in our effective income tax rate could have a material impact on our results of operations.